EXHIBIT 21.1
LIST OF REGISTRANT'S SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF ORGANIZATION
FormFactor International, Inc.	Delaware, United States
FormFactor, K.K.	Japan
FormFactor Korea, Inc.	South Korea
FormFactor Singapore Pte. Ltd.	Singapore
FormFactor GmbH	Germany
Advanced Temperature Test Systems GmbH	Germany
FormFactor SASU	France
High Precision Devices, Inc.	Colorado, United States